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EXHIBIT 20.  REPORT FURNISHED TO SECURITIES HOLDERS.

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May 12, 1999



Dear Shareholder:

Pinnacle Banc Group, Inc. reported net income of $2,021,000, or $0.27 per diluted share for the first quarter of 1999, compared to net income of $3,850,000, or $0.51 per share earned in the first quarter of 1998, a per share decrease of 47%. The decrease in earnings was primarily the result of expenses related to Pinnacle's pending merger. On March 19, 1999, Pinnacle announced a definitive agreement for the merger of Pinnacle into Old Kent Financial Corporation.

Total assets at March 31, 1999 were $1.045 billion, up 1% from the same quarter end of one year ago. Total loans amounted to $551 million, an 8% increase, and total deposits were $872 million, approximately the same level as one year earlier. Stockholders' equity was $109 million at March 31.

Excluding the effect of expenses related to the merger announcement, earnings for the first quarter of 1999 were approximately the same as the comparable quarter of the previous year. Net interest income increased 8% as the result of a 9% increase in average earning assets, which was partially offset by a 4 basis point decline in the net interest margin to 3.49% for the first three months of 1999. Other operating income declined 7% with a lower level of fees on banking services contributing to the decrease. Other operating expense increased 18% as a result of the effect of expenses related to the proposed merger which included legal, accounting and investment banking fees. Without these items, other expense increased approximately 6%. Pinnacle's tax provision for the quarter was significantly higher than the comparable period of the previous year. Pinnacle established a valuation allowance associated with certain deferred state tax assets which may not be realized.

Net gains recorded on the sale of securities were $2,582,000 in the first quarter of 1999, down 11% from the same period of 1998. The net gains recorded included $1.8 million of gains recorded on the sale of equity securities as part of Pinnacle's equity investment program in other financial institutions, and $800,000 in gains booked on the sale of U.S. Treasury securities as part of Pinnacle's term portfolio program. At March 31, 1999, Pinnacle had $3.1 million in unrealized appreciation in the equity portfolio and $2.6 million of unrealized appreciation in the term portfolio.

Non-performing assets totaled $4,962,000 at March 31, 1999, a decrease of $972,000, or 16% from the amount at the previous year end. The allowance for loan losses was $7,179,000, or 1.30% of loans at quarter end. Non-performing assets at March 31, 1999 were 0.90% of total loans plus other real estate owned, and amounted to 0.47% of total assets.

The definitive agreement for the merger of Pinnacle into Old Kent calls for the shareholders of Pinnacle to receive a fixed exchange ratio of 0.717 shares of Old Kent common stock for each Pinnacle share held. The merger is subject to the customary approvals by Pinnacle shareholders and by regulatory authorities. The transaction is expected to be consummated in the third quarter of 1999.

At the Board of Directors' meeting on April 20, 1999, the Board declared a dividend of $0.25 per share payable on May 13 to shareholders of record as of May 3.

Very truly yours,

/s/ JOHN J. GLEASON, JR.

John J. Gleason, Jr.
Vice Chairman and
Chief Executive Officer


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
                            PINNACLE BANC GROUP, INC.
                              FINANCIAL HIGHLIGHTS
                                   (UNAUDITED)

                                                                   QUARTER ENDED MARCH 31
                                                    --------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)          1999             1998           % CHANGE
                                                    ----------       ----------        ---------
INCOME STATEMENT
   Net interest income                              $    8,564       $    7,912            8%
   Provision for loan losses                                 0                0            0
   Net securities gains                                  2,582            2,897          (11)
   Non-interest income                                   1,984            2,273          (13)
   Non-interest expense                                  8,633            7,314           18
   Provision for income taxes                            2,476            1,918           29
   Net income                                            2,021            3,850          (48)

BALANCE SHEET (END OF PERIOD)
   Total assets                                     $1,044,645       $1,032,834            1
   Loans                                               550,938          508,083            8
   Portfolio funds                                     411,063          441,556           (7)
   Deposits                                            872,007          871,448            0
   Debt                                                 24,250           21,775           11
   Stockholders' equity                                108,928          116,794           (7)

PER SHARE DATA
   Earnings per share - diluted                     $     0.27       $     0.51          (47)
   Book value                                            14.72            15.56           (5)
   Dividends                                              0.25             0.23            9
   Cash earnings per share                                0.35             0.59          (41)
   Tangible book value                                   12.01            12.56           (4)

RATIOS
   Return on average equity                                7.7%            15.5%
   Return on average assets                               0.74             1.54
   Net interest margin                                    3.49             3.53
   Non-performing assets / total assets                   0.47             0.69

MARKET DATA
  Stock price range (DURING THE QUARTER) :
      High                                          $    29.94       $    35.50
      Low                                                26.75            26.25
      Close                                              29.25            34.31          (15)
   Annual dividend rate                                   1.00             0.92            9